Acropolis Infrastructure Acquisition Corp.
9 West 57th Street, 42nd Floor
New York, New York 10019

May 30, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549
Attention: Victor Rivera Melendez, Jeffrey Gabor

RE:	Acropolis Infrastructure Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed May 22, 2023 File No. 001-40584

Ladies and Gentlemen:

This letter sets forth the response of Acropolis Infrastructure Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 23, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on May 22, 2023, File No. 001-40584 (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission
May 30, 2023	Page 2

Response: The Company respectfully advises the Staff that the Company’s sponsor is not a “foreign person” (as such term is defined in 31 C.F.R. Part 800) and is not “controlled” (as such term is defined in 31 C.F.R. Part 800) by and does not have substantial ties to, any “foreign person” such that the Company’s initial business combination would automatically be subject to CFIUS review.

However, in light of the Staff’s comment and in case we may identify a target that would qualify as a “U.S. business”, the Company will add the risk factor set forth below to its definitive proxy statement on Schedule 14A under the heading “Risk Factors” to disclose the risks related to potential review of the Company’s initial business combination by a U.S. government entity, including CFIUS, and the impact that such a review may have on the Company’s ability to complete an initial business combination and potential consequences of such a review to the Company’s investors.

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Under certain circumstances, the Company’s initial business combination may be subject to review by a U.S. government entity, including the Committee on Foreign Investment in the United States (“CFIUS”), which could impact the Company’s ability to complete its initial business combination and require the Company to liquidate.

Under certain circumstances, the Company’s initial business combination may be subject to review by a U.S. government entity, including CFIUS. For example, investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by CFIUS.

Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective in 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

Securities and Exchange Commission
May 30, 2023	Page 3

We do not currently have a target for an initial business combination, although it is possible we may identify a target that would qualify as a “U.S. business.” Our Sponsor is not a “foreign person,” and our Sponsor is not “controlled” by and does not have substantial ties to any “foreign persons,” such that our Sponsor’s involvement in the Company’s initial business combination may automatically be a “covered transaction.” However, it is possible that our initial business combination becomes subject to regulatory review, including a potential mandatory or voluntary review by CFIUS, and restrictions, limitations or conditions could be imposed on the initial business combination. The risk of review by a U.S. government entity, including CFIUS, could limit the pool of potential targets with which we can complete an initial business transaction.

CFIUS or another U.S. government entity could choose to review the Company’s initial business combination, even if a filing with CFIUS or another U.S. government entity is or was not required at the time of such transaction. Any review and approval of an investment or transaction by CFIUS or another U.S. government entity may have outsized impacts on transaction certainty, timing, feasibility and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and in the event that CFIUS reviews the Company’s initial business combination, the time necessary for the U.S. government to review the transaction may prevent the Company from completion its initial business combination. CFIUS could also seek to prohibit the contemplated initial business combination or CFIUS could also order us to divest all or a portion of a target company if we had proceeded without first obtaining CFIUS clearance.

If CFIUS or another U.S. government entity elects to review the Company’s initial business combination, the time necessary to complete such review or a decision to prohibit the initial business combination could prevent us from completing an initial business combination prior to July 13, 2023 or, if the Extension Amendment Proposal is approved and the Extension Amendment becomes effective, by the Extended Date. In such a case, we would be required to cease all operations except for the purpose of winding up and as a result, our stockholders will lose their potential investment in any target company and any price appreciation of our public shares as a result of our initial business combination with a target company. Furthermore, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.

* * * * *

Please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,
Acropolis Infrastructure Acquisition Corp.

By:	/s/ James Crossen
	Name:	James Crossen
	Title:	Chief Financial Officer

cc:         Brian M. Janson